Skadden, Arps, Slate, Meagher & Flom llp

VIA EDGAR Securities and Exchange Commission Division of Corporation Finance 100 F Street, NE Washington, DC 20549 Attn: Sharon Blume, Assistant Chief Accountant	FOUR TIMES SQUARE NEW YORK 10036-6522 ________ TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com May 16, 2013
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Re:	BankUnited, Inc.
Form 10-K for Fiscal Period Ended
December 31, 2012
Filed February 25, 2013
Definitive Proxy on Schedule 14A
Filed April 25, 2013
File No. 001-35039

Dear Ms. Blume:

On behalf of BankUnited, Inc. (the “Company”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 3, 2013, relating to the Company’s Annual Report on Form 10-K for the year ended December 31, 2012 filed with the Commission on February 25, 2013 (the “10-K”) and the Company’s Definitive Proxy on Schedule 14A filed with the Commission on April 25, 2013.

For the Staff’s convenience, the Staff’s comments have been reproduced below in italics, with the response to a particular comment set out immediately under the comment.  The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the Staff’s comment letter.  Capitalized terms used but not defined herein have the meanings given to them in the 10-K.

Form 10-K for Fiscal Period Ended December 31, 2012

Item 1A. Risk Factors, page 18

1.
We note your disclosure that the Company intends to continue to emphasize commercial real estate lending as its business focus going forward.  Please tell us and revise future filings to disclose the specific risks involved with this shift in business focus, including the increased exposure to interest rate risk.

Response:

As discussed on page 3 of the 10-K, the Company’s primary lending focus is to serve commercial and middle-market businesses, their executives and consumers with a variety of financial products and services, while maintaining a strong and disciplined credit culture.  The Company offers a full array of lending products, including small business loans, commercial real estate loans, equipment loans and leases, term loans, asset-backed loans, municipal loans and leases, commercial lines of credit, letters of credit, residential mortgage loans and consumer loans.  The Company also purchases performing residential mortgage loans.

The Company continues to maintain a balanced lending approach, which incorporates commercial real estate lending, but does not emphasize it as the Company’s business focus.  The Company does not intend to shift its balanced lending business focus.

Commercial real estate loans consist of commercial mortgages on both owner-occupied and income-producing properties.  Repayment of commercial real estate loans generally depends on the successful operation of the income-producing property securing the loan or the owner’s cash flows for owner-occupied properties, as well as the value of the underlying collateral.  The Company discusses, in the 10-K, specific risks related to its commercial real estate lending and other aspects of its balanced lending approach, including:

•
the Company’s business is highly susceptible to credit risk on its non-covered assets, including exposure to the risk that its commercial real estate and other customers will be unable to repay their loans according to the loans’ terms and that the collateral securing the payment of the loans may be insufficient to assure repayment (p. 18);

•	the Company’s business, including its commercial real estate lending, is susceptible to interest rate risk (pp. 18-19);

•	the Company’s exposure to the risks inherent in the ownership of commercial and residential real estate to the extent the Company is required to foreclose on the collateral property (pp. 20-21);

•	the Company’s commercial real estate loan portfolio is affected by commercial real estate prices and the level of commercial real estate sales (p. 21); and

•
the risk of a sustained weakness or weakening in business and economic conditions generally or specifically in the markets in which the Company does business, including the potential adverse effect on loan delinquencies and defaults (pp. 23-24).

As discussed on page 18 of the 10-K, the Company seeks to mitigate these risks through its risk-management policies, including underwriting and concentration policies.   The Company manages interest rate risk at a macro level within the context of the balance sheet as a whole, encompassing the expected duration of all segments of the loan portfolio.  As discussed on page 84 of the 10-K, the Company's Asset/Liability Committee regularly monitors interest rate sensitivity and simulates net interest income and the economic value of equity in a variety of potential interest rate environments.  The Company may employ strategies such as managing the duration of liabilities or using interest rate derivatives to mitigate interest rate risk from changes in the mix and duration of interest-earning assets.

The Company will continue to evaluate risks related to its business and any future shifts in its business focus, and will add new risk factors or amend or supplement existing risk factors in future filings as applicable.

Financial Statements and Supplementary Data

Note 5. Loans and Allowance for Loan and Lease Losses, page F-39

2.
We note your disclosure on page F-42 and elsewhere that you recorded the proceeds from the sale of loans from an ACI loan pool with an unpaid balance of approximately $73.1 million and a carrying value of zero as interest income.  Please provide us an expanded discussion of this transaction, including how you determined that the proceeds should be classified as interest income.

Response:

During the year ended December 31, 2012, as permitted under the terms of the Purchase and Assumption Agreement, the Company sold covered 1-4 single family residential loans to third parties on a non-recourse basis through a closed bid process.  Loans with an aggregate UPB of $239.1 million were sold from 12 pools, including loans with an aggregate UPB of $73.1 million from one pool of ACI loans whose carrying value had been previously reduced to zero.  Proceeds of $29.9 million from the sale of loans from this particular pool were recorded in interest income.

ASC 310-30-35-2 requires that the excess of expected cash flows over the investor’s initial investment be recognized as interest income on a level yield-basis over the life of the loans.

310-30-35-2 “Upon completion of a transfer of a loan, this Subtopic requires that the investor (transferee) shall recognize the excess of all cash flows expected at acquisition over the investor’s initial investment in the loan as interest income on a level-yield basis over the life of the loans (accretable yield).”

The Subtopic does not specifically address income recognition or classification when a pool reaches a zero carrying amount and subsequent cash flows are received.  Absent more specific authoritative guidance, management concluded that the income recognition principle in ASC 310-30 (interest income recognition for cash flows in excess of carrying amount) is the most pertinent guidance related to this situation and supports the classification of cash flows in excess of zero carrying amount as interest income.  Accordingly, the Company’s accounting policy provides that cash flows received from loans within a pool after the carrying amount of the pool has been reduced to zero represent a further realization of accretable yield and should be classified as interest income.

Definitive Proxy Statement on Schedule 14A

Certain Related Party Transactions, page 53

3.	Please provide the information required by Instruction 4(c) to Item 404(a) of Regulation S-K in future filings.

Response:

The Company does not make loans to related persons as that term is defined in Instruction 1 to Item 404(a) of Regulation S-K.  The Company will provide the information required by Instruction 4(c) to Item 404(a) of Regulation S-K in future filings if applicable.

The Company acknowledges that: (i) it is responsible for the adequacy and accuracy of the disclosure contained in the above-referenced filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the above-referenced filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please telephone the undersigned at (212) 735-2573 if you have any questions or require any additional information.

Very truly yours,

/s/ Dwight S. Yoo

Dwight S. Yoo

cc:    Leslie Lunak, Chief Financial Officer, BankUnited, Inc.